LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

January 31, 2009

Nolan McWilliams, Esq.

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

        Registration Statement on Form S-1/A

        Filed December 24, 2008

        File No. 333-154912

Dear Mr. McWilliams:

We have received the comment letter from you dated January 26, 2009 and after review have made the following additions, corrections, amendments or have comments to your comments as set forth below.  Paragraphs numbered in this letter follow the same paragraph numbers in the above comment letter dated January 26, 2009.

1.

In response to your comment letter above referenced, we have added the following language:  “Concrete tilt-up construction is a type of construction where concrete walls and floors are fabricated by pouring cement with steel reinforcement in the form of mesh or bars, as called for the structural engineers providing the plans for construction, into molds at the construction site.  When the concrete is dry it is removed from the molds by crane and “tilted” into place to form the walls or floors of a structure.”

2.

Have reviewed and revised per your comment.

3.

Have revised to refer to Note 4 of Financial Statements and your comment.  Have added the following sentence on page 5 as follows:  “Our auditor has advised in Footnote 4 of the Financial Statements that the Company does not have sufficient cash or other material assets nor does it have operations or a source of revenues to cover its operational costs to allow it to continue as a going concern.”

4.

We have added a new risk factor entitled “Risk of Dilution to Investors in the Event the Company Needs to Raise Additional Capital.  We have added the additional wording:  “In the event the Company is required to raise additional capital, it may do so by selling additional shares of common stock thereby

Nolan McWilliams, Esq.

January 31, 2009

       diluting the shares and ownership interests of existing shareholders.”  We have moved the sentence referred to in your comment letter to this Risk Factor.

5.

We have changed the wording to provide as follows:  “We have no way of knowing the effect of the current economic downturn on the amount of revenues contemplated.”

6.

We have added this construction cost section onto page 19 as the last paragraph in the section Plan of Operations-General.

7.

Have done so.  See page “Risks Related to Lack of Construction Experience which is on page 8 and 9.

8.  Have rewritten Risks Associated with Current Economic Conditions and

     Construction.

9.

We have adjusted the proceeds table accordingly.

10.  We have adjusted the Use of Proceeds to account for the offering expenses of

       $22,150 due to mathematical error.

11.

 We advise you that we intend to use the proceeds as provided in the tables in

       Use of Proceeds and have deleted the paragraph in question on page 10.

12.

 See new tables under Dilution.

13.

 See changes throughout.

14.

 We have provided that the officers and directors will conduct sales within the provisions of Rule 3(a)4-1.

15.

 Have made the change on page 16

16.

 See additional language relating to the Lease in Business Strategy.  In General page 20.

17.

 We have removed the paragraph in question.

18.

We have removed the paragraph in question.

19.

We have removed the statement in question.

Nolan McWillians, Esq.

January 31, 2009

20.

 We have deleted the sentence in question and therefore no further revision of the liquidity section is necessary.

21.

  We have added an additional risk factor or page 9:  “There are over 100 golf courses in the Coachella Valley that also offer practice facilities and are in our immediate geographical vicinity.”

22.

 See additional risk factor for Government Approvals on page 9.

23.

 We have advised that the increase in traffic and players is based on information provided by Golf Range Times Magazine and this has formed the basis for the information provided and is quoted therein.

24.  See amendment.

25.  See amendment.

26.

See added language.

27.  See amendment to language to Item 15, Exhibit II-3.

28.

 See corrected second signature block.

29.

 See revised legal opinion.

30.

  See currently dated consent from accountant.

In the event you have any questions or comments please call.

Very truly yours,

/s/ Henry C. Casden

HENRY C. CASDEN